SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

GraphOn Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

388707101
(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

William Swain, Chief Financial Officer
GraphOn Corporation
5400 Soquel Avenue, Suite A-2
Santa Cruz, California 95062
(800) 472-7466
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Ira I. Roxland, Esq.
Joseph H. Schmitt, Esq.
SNR Denton US LLP
Two World Financial Center
New York, New York 10281
(212) 768-6700

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,030,700	$119.66

(1)
Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to this offer. These options covered an aggregate of 4,102,504 shares of the issuer’s common stock, and had an aggregate value of $1,030,700 as of September 14, 2011, calculated based on a binominal lattice option pricing model.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11(b) promulgated under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2011 (issued December 22, 2010), equals $116.10 for each $1,000,000 of the value of the transaction. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form of Registration No.: Not applicable.

Filing Party: Not applicable.

Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐       Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐       Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1. Summary Term Sheet.

The information set forth under “Summary of Terms” in the Offer to Exchange Outstanding Options to Purchase Common Stock, dated September 14, 2011 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is GraphOn Corporation, a Delaware corporation (the “Company”), and the address of its principal executive offices is 5400 Soquel Avenue, Suite A2, Santa Cruz, California 95062. The telephone number of its principal executive offices is (800) 472-7466.

(b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to employees and directors to exchange certain options to purchase shares of the Company’s common stock, par value $0.0001 per share, having an exercise price greater than $0.20 per share that were granted prior to August 31, 2011 under any one of the following stock option plans of the Company: (i) the 1996 Stock Option Plan; (ii) the 1998 Stock Option/ Stock Issuance Plan; (iii) the 2005 Equity Incentive Plan; (iv) the GG Stock Option Plan; or (v) the 2008 Equity Incentive Plan for new options to purchase common stock, upon the terms and subject to the conditions described in the Offer to Exchange and the related Election Form attached hereto as Exhibit (a)(3).

     As of September 14, 2011, there were outstanding options to purchase 10,165,389 shares of the Company’s common stock, of which options to purchase 4,102,504 shares are eligible for exchange pursuant to the Offer.

     The information set forth in the Offer to Exchange under Section 2 (“Eligibility”) is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 8 (“Price Range of Common Stock”) is incorporated herein by reference. No trading market exists for the options eligible for exchange.

Item 3. Identity and Background of Filing Person.

The Company is also the filing person. The information set forth under Item 2(a) above is incorporated herein by reference.  The information set forth in the Offer to Exchange under Section 10 (“Information Concerning GraphOn”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and Our Common Stock”) is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The information set forth in the Offer to Exchange under Section 1 (“Purpose of the Offer”), Section 2 (“Eligibility”), Section 3 (“Number of Options”), Section 4 (“Procedures for Participating in the Offer”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”), Section 9 (“Terms of New Options”), Section 12 (“Accounting Consequences of the Offer”) and Section 14 (“Material United States Federal Income Tax Consequences”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and Our Common Stock”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and Our Common Stock”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Exchange under Section 1 (“Purpose of the Offer”) and Section 12 (“Accounting Consequences of the Offer”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) is incorporated herein by reference.

(c) Not applicable.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Exchange under Section 9 (“Terms of New Options and Existing Benefit Plans”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 7 (“Conditions of the Offer”) is incorporated herein by reference.

(d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and Our Common Stock”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and Our Common Stock”) is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Offer to Exchange under Section 15 (“Fees and Expenses”) is incorporated herein by reference.

Item 10. Financial Statements.

(a) The information set forth (i) in the Offer to Exchange under Section 10 (“Information Concerning GraphOn”), (ii) on pages 25 through 46 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and (iii) on pages 2 through 12 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 is incorporated herein by reference, and is available over the internet at the website of the Securities and Exchange Commission at http://www.sec.gov. Such information may also be obtained, free of charge, by contacting the Company at GraphOn Corporation, 5400 Soquel Avenue, Santa Cruz, California 95062, (800) 472-7466.

(b) Not applicable.

Item 11. Additional Information.

(a) The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and Our Common Stock”) and Section 13 (“Legal Matters; Regulatory Approval”) is incorporated herein by reference.

(b) Not applicable.

Item 12. Exhibits.

(a)(1)	Offer to Exchange dated September 14, 2011
(a)(2)	Letter to Employees announcing the Exchange Offer
(a)(3)	Form of Election Form, including statement of employee stock option holdings
(a)(4)	Form of Withdrawal Form
(a)(5)	Form of Confirmation Statement
(a)(6)	GraphOn Corporation’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on March 31, 2011 (incorporated herein by reference)
(a)(7)	GraphOn Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed with the SEC on August 15, 2011 (incorporated herein by reference)
(b)	Not Applicable
(d)(1)	GraphOn Corporation 1996 Stock Option Plan, included as an exhibit in Registrant’s Registration Statement on Form S-1 (Registration No. 333-11165) is incorporated herein by reference
(d)(2)	GraphOn Corporation 1998 Stock Option/Stock Issuance Plan, included as an exhibit in Registrant’s Registration Statement on Form S-8 (Registration No. 333-40174) is incorporated herein by reference
(d)(3)	GraphOn Corporation 2005 Equity Incentive Plan, included as an exhibit in Registrant’s definitive Proxy Statement for the Registrant’s 2005 Annual Meeting is incorporated herein by reference
(d)(4)
GraphOn Corporation Stock Option Agreement for Gary Green (GG Stock Option Plan), included as an exhibit in Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2005 is incorporated herein by reference

(d)(5)	GraphOn Corporation 2008 Equity Incentive Plan, included as an exhibit in Registrant’s Registration Statement on Form S-8 (Registration No. 333-156229) is included herein by reference
(g)	Not Applicable
(h)	Not Applicable

Item 13. Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GraphOn Corporation
By:	/s/ William Swain
William Swain
Secretary and Chief Financial Officer

Date:	September 14, 2011

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)	Offer to Exchange dated September 14, 2011
(a)(2)	Letter to Employees announcing the Exchange Offer
(a)(3)	Form of Election Form, including statement of employee stock option holdings
(a)(4)	Form of Withdrawal Form
(a)(5)	Form of Confirmation Statement
(a)(6)	GraphOn Corporation’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on March 31, 2011 (incorporated herein by reference)
(a)(7)	GraphOn Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed with the SEC on August 15, 2011 (incorporated herein by reference)
(b)	Not Applicable
(d)(1)	GraphOn Corporation 1996 Stock Option Plan, included as an exhibit in Registrant’s Registration Statement on Form S-1 (Registration No. 333-11165) is incorporated herein by reference
(d)(2)	GraphOn Corporation 1998 Stock Option/Stock Issuance Plan, included as an exhibit in Registrant’s Registration Statement on Form S-8 (Registration No. 333-40174) is incorporated herein by reference
(d)(3)	GraphOn Corporation 2005 Equity Incentive Plan, included as an exhibit in Registrant’s definitive Proxy Statement for the Registrant’s 2005 Annual Meeting is incorporated herein by reference
(d)(4)
GraphOn Corporation Stock Option Agreement for Gary Green (GG Stock Option Plan), included as an exhibit in Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2005 is incorporated herein by reference

(d)(5)	GraphOn Corporation 2008 Equity Incentive Plan, included as an exhibit in Registrant’s Registration Statement on Form S-8 (Registration No. 333-156229) is included herein by reference
(g)	Not Applicable
(h)	Not Applicable